SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Response Biomedical Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

76123L105

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      Rule 13d-1(b)

      Rule 13d-1(c)

      Rule 13d-1(d)

CUSIP No. 76123L105	13G	Page 2 of 7 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Hans E. Moppert
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,551,861
	6	Shared Voting Power
	7	Sole Dispositive Power 8,551,861
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,551,861
10	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row 9 12.6%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 76123L105	13G	Page 3 of 7 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Menderes Holdings Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,652,611
	6	Shared Voting Power
	7	Sole Dispositive Power 5,652,611
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,652,611
10	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 8.4%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 76123L105	13G	Page 4 of 7 Pages

Item 1 (a)	Name of Issuer:
Response Biomedical Corp.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8
Item 2 (a)	Name of Person Filing: (i) Hans E. Moppert (ii) Menderes Holding Ltd.
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
(i) Falknerstrasse 3, P.O. Box 176, CH-4001, Basel, Switzerland (ii) Falknerstrasse 3, P.O. Box 176, CH-4001, Basel, Switzerland
Item 2 (c)	Citizenship: (i) Switzerland (ii) Switzerland
Item 2 (d)	Title of Class of Securities: Common Shares, without par value
Item 2 (e)	CUSIP Number:
76123L105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 76123L105	13G	Page 5 of 7 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
(i) Hans Moppert beneficially owns 8,551,861 common shares, of which 2,450,000 common shares are held directly by Mr. Moppert, 5,652,611 common shares are held by Menderes Holding Ltd. and 449,250 shares are issuable pursuant to warrants expiring on December 31, 2005 at a price per share of Cdn$0.80 held by Stiftung Zur Foerderung der Lebensqualitaet, Basel. Mr. Moppert is Chairman and owner of 100% of the outstanding securities of Menderes Holding Ltd. Mr. Moppert is the founder and former executive chairman of Stiftung Zur Foerderung der Lebensqualitaet, Basel, a Swiss foundation. Dr. Thomas Moppert, Mr. Moppert’s son, is now chairman and Elizabeth Gonser, Mr. Moppert’s daughter, is president of Stiftung Zur Foerderung der Lebensqualitaet, Basel.

(ii) Menderes Holding Ltd. beneficially owns 5,652,611 common shares are held by Menderes Holding Ltd.
(b)	Percent of Class:
(i) Mr. Moppert beneficially owns 12.6% of the common shares. (ii) Menderes Holdings Ltd. beneficially owns 8.4% of the common shares.
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

          Mr. Moppert has sole power to vote or to direct the vote of 8,551,861 common shares.

          Menderes Holdings Ltd. has sole power to vote or to direct the vote of 5,652,611 common shares.

(ii)    Shared power to vote or direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

          Mr. Moppert has sole power to dispose or direct the disposition of 8,551,861 common shares.

          Menderes Holdings Ltd. has sole power to dispose or direct the disposition of
           5,652,611 common shares.

(iv)    Sole power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. (i) Not applicable.

CUSIP No. 76123L105	13G	Page 6 of 7 Pages

(ii) Mr. Moppert is chairman and 100% owner of the securities of Menderes Holding Ltd. and therefore has the power to direct the receipt of proceeds from the sale of the common shares.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certification.
Not applicable.

CUSIP No. 76123L105	13G	Page 7 of 7 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2006	/s/ Hans E. Moppart _____________________________________ Hans E. Moppart Menderes Holdings Ltd. /s/ Hans E. Moppart _____________________________________ Hans E. Moppart

Exhibit 1

AGREEMENT OF JOINT FILING
RESPONSE BIOMEDICAL CORP.
Common Shares

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of this Statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this September 15, 2006.

/s/ Hans E. Moppart _____________________________________ Hans E. Moppart Menderes Holdings Ltd. /s/ Hans E. Moppart _____________________________________ Hans E. Moppart